Exhibit 99.7

Condensed Consolidated Interim Financial Statements
(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three and six months ended June 30, 2015 and 2014

CRH MEDICAL CORPORATION

Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at June 30, 2015 and December 31, 2014

		June 30,	December 31,
	Notes	2015	2014
Assets

Current assets:
Cash and cash equivalents		$19,924,292	$4,133,663
Trade and other receivables		5,341,191	5,718,651
Current tax receivable		128,086	—
Prepaid expenses and deposits		250,989	181,923
Inventories		481,955	614,337
		26,126,513	10,648,574
Non-current assets:
Property and equipment		226,465	129,864
Intangible assets		63,325,622	65,604,729
Other asset		1,146,349	1,550,940
Deferred tax assets		2,653,258	1,030,183
		67,351,694	68,315,716

Total assets		$93,478,207	$78,964,290

Liabilities

Current liabilities:
Trade and other payables		$1,855,873	$6,051,213
Employee benefits		139,040	105,930
Current tax liabilities		275,821	193,612
Notes payable	8,11	14,639,241	6,613,300
Short term advances		—	262,482
		16,909,975	13,226,537
Non-current liabilities:
Notes payable	8,11	25,030,951	39,509,431
Earn-out obligation	11	8,900,258	7,440,960
		33,931,209	46,950,391
Shareholders’ equity
Share capital	9	47,022,717	25,913,839
Contributed surplus		7,341,991	5,847,564
Accumulated other comprehensive income (loss)		(66,772)	(66,772)
Deficit		(11,660,913)	(12,907,269)
Total shareholders’ equity		42,637,023	18,787,362

Total liabilities and shareholders’ equity		$93,478,207	$78,964,290

Subsequent event (note 13)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Edward Wright”	Director	“Anthony Holler”	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three and six month periods ended June 30, 2015 and 2014

		Three months ended		Six months ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Revenue:
Product sales	12	$2,367,582	$2,046,216	$4,530,101	$4,037,440
Anesthesia services	12	8,513,842	—	15,970,973	—
		10,881,424	2,046,216	20,501,074	4,037,440

Expenses:
Product sales expense	5	1,061,816	939,806	2,102,153	1,844,709
Anesthesia services expense	6	4,930,673	—	9,319,756	—
Corporate expense	7	1,735,037	605,163	2,605,609	1,129,160
		7,727,526	1,544,969	14,027,518	2,973,869

Operating income		3,153,898	501,247	6,473,556	1,063,571

Net finance income	10	—	—	(1,199,422)	—
Net finance expense	10	4,492,468	—	7,357,080	—

Income (loss) before tax		(1,338,570)	501,247	315,898	1,063,571

Income tax expense (recovery)		(660,880)	173,724	(930,458)	367,659

Net and comprehensive income (loss)		$(677,690)	$327,523	$1,246,356	$695,912

Earnings (loss) per share:
Basic	9(c)	$(0.010)	$0.007	$0.019	$0.014
Diluted	9(c)	$(0.010)	$0.007	$0.018	$0.014

Weighted average shares outstanding:
Basic		69,246,533	48,796,914	65,398,775	48,787,494
Diluted		69,246,533	49,302,920	68,536,965	49,266,250

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Six month periods ended June 30, 2015 and 2014

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	shares	capital	surplus	income (loss)	Deficit	Total

Balance as at January 1, 2014	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$8,280,119

Total net and comprehensive income for the period	—	—	—	—	695,912	695,912

Transactions with owners, recorded directly in equity:
Stock based compensation for stock option plan	—	—	211,277	—	—	211,277

Common shares purchased on exercise of options	50,000	46,315	(16,490)	—	—	29,825

Balance as at June 30, 2014	48,796,914	17,227,789	5,765,626	(66,772)	(13,709,510)	9,217,133

Balance as at January 1, 2015	60,881,947	25,913,839	5,847,564	(66,772)	(12,907,269)	18,787,362

Total net and comprehensive income for the period	—	—	—	—	1,246,356	1,246,356

Transactions with owners, recorded directly in equity:
Stock based compensation for stock option and share unit plans	—	—	1,487,939	—	—	1,487,939

Common shares purchased on exercise of options	477,193	684,410	(242,661)	—	—	441,749

Shares issued through share offering, net of fees (note 9)	8,050,000	20,254,709	—	—	—	20,254,709

Deferred tax recovery on share issuance costs (note 9)	—	418,908	—	—	—	418,908

Broker warrants issued in connection with share offering (note 9)	—	(249,149)	249,149	—	—	—

Balance as at June 30, 2015	69,409,140	$47,022,717	$7,341,991	$(66,772)	$(11,660,913)	$42,637,023

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three and six month periods ended June 30, 2015 and 2014

		Three months ended		Six months ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash provided by (used in)

Operating activities:
Net and comprehensive income (loss)		$(677,690)	$327,523	$1,246,356	$695,912
Adjustments for:
Depreciation of property, equipment and intangibles		1,473,580	11,809	2,888,148	29,930
Write-offs of property and equipment		2,753	—	2,753	—
Stock based compensation		1,145,247	101,059	1,487,939	211,277
Unrealized foreign exchange (gain) loss		201,178	—	(1,195,514)	—
Net finance expense		4,289,813	—	7,357,080	—
Income tax expense (recovery)		(660,880)	173,724	(930,458)	367,659
Operating activity before changes in operating assets and liabilities		5,774,001	614,115	10,856,304	1,304,778
Taxes paid		(112,584)	—	(319,584)	—
Change in trade and other receivables		(1,148,768)	(35,944)	377,460	172
Change in prepaid expenses and deposits		64,000	37,929	(69,066)	(14,718)
Change in inventories		(7,778)	(45,186)	132,382	(95,847)
Change in trade and other payables		168,285	(53,900)	(4,195,340)	(32,304)
Change in employee benefits		18,353	85,399	33,110	171,919
Change in advance		(262,482)	—	(262,482)	—
Cash provided by operating activities		4,493,027	603,413	6,552,784	1,334,000

Financing activities
Net proceeds on the issuance of shares		(29,690)	—	20,254,709	—
Repayment of notes payable, principal and interest		(1,092,579)	—	(10,746,237)	—
Proceeds from the issuance of shares relating to stock based compensation		323,876	—	441,749	29,825
Cash provided by (used in) financing activities		(798,393)	—	9,950,221	29,825

Investing activities
Acquisition of property and equipment		(85,703)	(2,777)	(108,396)	(3,892)
Acquisition of anesthesia services provider	4	—	—	(600,000)	—
Cash used in investing activities		(85,703)	(2,777)	(708,396)	(3,892)

Effects of foreign exchange on cash and cash equivalents		1,476	—	(3,980)	—

Increase in cash and cash equivalents		3,610,407	599,636	15,790,629	1,359,933

Cash and cash equivalents, beginning of period		16,313,885	7,363,095	4,133,663	6,602,798

Cash and cash equivalents, end of period		$19,924,292	$7,962,731	$19,924,292	$7,962,731

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

1.              Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia) and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.  The Company also provides anesthesiology services to gastroenterologists in the southeastern United States through its subsidiaries.  Refer to note 4.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.              Basis of preparation:

(a)         Statement of compliance:

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).   Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).  These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2014.  In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 29, 2015.

(b)         Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)          Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s functional currency.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

2.              Basis of preparation (continued):

(d)         Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimation of useful lives of property and equipment, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the vesting term for share units with market based performance targets, the valuation of acquired intangibles and the valuation of deferred tax assets

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation, the Company’s definition of a business, as well as the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.

3.              Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2014 annual consolidated financial statements.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2014.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

4.              Business combinations:

On March 1, 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of two anesthesia services providers in the Southeastern United States.  The total purchase price under the asset purchase agreement was $600,000.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably the professional services agreements, may be subject to further adjustments.

Cash	$600,000
Purchase consideration	$600,000

Assets and liabilities acquired:
Exclusive professional services agreements	$600,000
Fair value of net identifiable assets acquired	$600,000

The value of the acquired intangible assets, being exclusive professional services agreements, has been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.   As at the acquisition date, the exclusive professional services agreements had estimated remaining contractual terms varying from 0.7 to 2.8 years. The Company will amortize these contractual assets over the length of the remaining contractual terms.  Should the amount allocated to intangible assets materially change in the final purchase price allocation, amortization will be adjusted.

The Company incurred acquisition related costs of $16,082 relating to legal fees which have been expensed as incurred.

In the three and six months ended June 30, 2015, this acquisition contributed revenue of $426,365 and $589,396, respectively, and net earnings before tax of $6,555 and $17,985, respectively. The following unaudited supplemental pro forma financial information presents consolidated information as if the acquisition had been completed on January 1, 2015.  The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2015. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation.   Amortization charges in the pro-forma six months ended June 30, 2015 were $170,255.

Six months ended June 30, 2015
Pro Forma Information (unaudited)
Revenue	$915,458
Net income before tax	$40,845

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

                        Refer to note 13 for subsequent event relating to this acquisition.

4.              Business combinations (continued):

Gastroenterology Anesthesia Associates LLC (“GAA”)

On December 1, 2014, a subsidiary of the Company entered into an acquisition agreement to purchase the business, assets and interests of Gastroenterology Anesthesia Associates LLC (the “LLC”) and the business interest contained in a management services agreement held by another private entity (“GAAM”), together the combined business hereinafter referred to as “GAA”.  The total purchase price under the agreement was $58,623,000 paid at closing and up to an additional $14,655,000 payable within 4.5 years based on the achievement of certain financial performance targets of GAA (the “Earn-out obligation”). As at June 30, 2015, the Company has estimated that potential payments in respect of the earn-out obligation will range from $11,981,135 to $14,655,000.  The maximum total purchase price assuming achievement of all performance measures is $73,278,000.  The earn-out obligation has been recorded at the net present value of its fair value as at the date of the acquisition and changes in the fair value are recorded through earnings.

Included in these condensed consolidated interim financial statements for the three and six month periods ended June 30, 2015 for GAA are sales of $7,925,618 and $15,219,718, respectively and net earnings before tax of $2,574,570 and $5,319,172, respectively.

CRH has obtained control over GAA through its contractual ability to direct its relevant activities and its right to variable returns.

The following table summarizes the fair value of the consideration transferred and the estimated fair values of the assets and liabilities acquired at the acquisition date.

Cash	$58,623,000
Contingent consideration (“Earn-out obligation”)	7,339,032
Purchase consideration	65,962,032

Assets and liabilities acquired
Exclusive professional services agreements	65,962,032
Cash	2,011,548
Pre-close trade receivables	4,849,289
Pre-close trade payables	(6,860,837)
Fair value of net identifiable assets acquired	$65,962,032

The value of the acquired intangible assets, being the exclusive professional services agreements, has been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.   As at the acquisition date, the exclusive professional services agreements had a remaining contractual term of 6 years and 11 months and can be renewed by agreement of both parties. The Company amortizes these contractual assets over a term of 12 years.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

5.              Product sales expense:

For the three and six month periods ended June 30:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Employee related	$347,043	$352,551	$678,516	$701,385
Product cost and support	503,301	445,629	966,347	865,460
Professional fees	63,619	62,568	102,472	110,124
Office related	53,540	44,814	104,202	83,682
Stock based compensation	79,858	21,275	215,360	52,044
Insurance	14,066	11,827	28,341	23,653
Depreciation and amortization	649	1,142	1,298	8,361
Foreign exchange	(260)	—	5,617	—

	$1,061,816	$939,806	$2,102,153	$1,844,709

6.              Anesthesia services expense:

For the three and six month periods ended June 30:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Employee related	$2,051,492	$—	$3,758,792	$—
Depreciation and amortization	1,461,044	—	2,863,629	—
Bad debt expense	398,007	—	781,713	—
Office related	841,415	—	1,572,126	—
Medical supplies	84,821	—	246,863	—
Stock based compensation	9,750	—	12,089	—
Professional fees	65,146	—	65,546	—
Insurance	18,698	—	18,698	—
Foreign exchange	300	—	300	—

	$4,930,673	$—	$9,319,756	$—

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

7.              Corporate expense:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Employee related	$272,983	$213,043	$518,992	$429,841
Professional expenses	131,265	126,070	294,243	202,022
Corporate	109,397	86,650	202,738	160,690
Stock based compensation	1,055,639	79,784	1,260,490	159,233
Travel and entertainment	65,805	42,297	128,049	78,738
Office related	38,574	32,869	72,476	49,785
Insurance	32,780	13,783	74,220	27,282
Acquisition expenses	—	—	16,082	—
Depreciation and write-offs	14,640	10,667	25,974	21,569
Foreign exchange	13,954	—	12,345	—

	$1,735,037	$605,163	$2,605,609	$1,129,160

8.              Notes payable:

June 30, 2015	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Current portion	$—	13,821,617	817,624	—	$14,639,241
Non-current portion	15,381,763	7,574,465	—	2,074,723	25,030,951
Total loans and borrowings	$15,381,763	21,396,082	817,624	2,074,723	$39,670,192

December 31, 2014	Crown Note	Knight Note	Knight Annual Fee	Bloom Burton Facility	Total
Current portion	$193,950	5,666,667	752,683	—	$6,613,300
Non-current portion	16,224,216	21,338,826	—	1,946,389	39,509,431
Total loans and borrowings	$16,418,166	27,005,493	752,683	1,946,389	$46,122,731

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

8.              Notes payable (continued):

Norrep Credit Opportunities Fund II, LP (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 10% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Knight note. The note is classified as an other financial liability and recorded at amortized cost.

Knight Therapeutics Inc. (“Knight Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc.  At inception, the original amount of the note payable was $30,000,000.  The note bears interest at 10% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan is December 1, 2016, but may be extended to December 1, 2017 if certain conditions are met.  The agreement contains contractual clauses that may require early repayment of a portion of the principal balance should the Company complete an equity financing.  In compensation for its services, the Company paid Knight a combination of cash ($1,200,000) and shares (3,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The note is classified as an other financial liability and recorded at fair value through earnings.

On March 25, 2015, in conjunction with the close of the Company’s bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063.  The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note.  Due to the timing of the principal repayment, the Company has revised certain inputs and probabilities relating to estimated cash flows.  This resulted in an increase of $654,249 to the fair value of the Knight note with the impact of the adjustment recorded through finance expense in the period. The principal repayment satisfies the Company’s contractual requirement to repay a portion of the outstanding principal balance should the Company complete an equity financing.

During the quarter ended June 30, 2015, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of the Knight note to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows.  The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under this facility.  These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note with the impact of the adjustments recorded through finance expense in the second quarter of 2015.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

8.              Notes payable (continued):

Knight Therapeutics Inc. — Annual Fee (“Knight Annual Fee”)

In accordance with the Knight note agreement, the Company is obligated to pay an annual fee relating to a comfort letter provided by Knight in respect of the Company’s earn-out obligation (note 4).  This fee has been recognized as a separate financial liability, and recorded at fair value based on the Company’s best estimate of the amount to be paid, and subsequently measured at amortized cost.

Bloom Burton Healthcare Structured Lending Fund II (“Bloom Burton Facility”)

On December 1, 2014, the Company entered into an unsecured facility agreement with Bloom Burton Healthcare Structured Lending Fund II (“Bloom Burton”) with a maximum borrowing limit of $2,000,000.  The facility bears interest at 12% per annum.  Accrued interest is payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment is required within 54 months after the first advance under the facility or at date mutually agreed between the Company and Bloom Burton.  As at June 30, 2015, the Company had drawn $2,000,000 under the facility.  The facility is subordinate to the Knight note. The facility is classified as an other financial liability and recorded at amortized cost.

The consolidated minimum loan payments (principal and interest) for all loan agreements in the future are as follows:

Minimum Principal and Interest
At June 30, 2015
Not later than one year	$17,688,550
Between one and five years	$34,676,880
$52,365,430

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

9.              Share capital:

(a)         Issued and outstanding — common shares:

On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200) and received 241,500 broker warrants with a fair value of $249,149 (CAD$311,535).  Additional share issuance costs of $299,230 (CAD$375,059) were incurred in relation to the offering.   The Company has recorded a deferred tax asset of $418,908 in relation to those share issuance costs incurred in relation to the offering.  The deferred tax asset has been offset against share capital.

(b)         Share unit plan:

In June 2014, the shareholders of the Company approved a Share Unit Plan.   Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

The Company issued 115,000 share units during the three months ended June 30, 2015. Of these units, 25,000 of the units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries.  The remaining units vest over a term of 1.25 years.  The fair value per unit granted was $2.87 (CAD$3.58) based on the market value of the underlying shares at the date of grant.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

9.              Share capital (continued):

(b)         Share unit plan (continued):

The Company issued 2,391,000 share units during six months ended June 30, 2015. Of these units, 301,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries and 80,000 units vest over 1.25 years.  The weighted average fair value per unit granted in the period was $2.94 (CAD$3.67) based on the market value of the underlying shares at the date of grant.  The remaining 2,000,000 share units vest upon the Company meeting certain market based performance targets.  The weighted average fair value of these units at the date of grant was $1.67 (CAD$2.09) per unit.  The fair value of these share units was calculated as of the grant date using a binomial pricing model with the following weighted average assumptions:

	2015

Risk-free interest rate	0.61%
Expected volatility	60.5%
Pre-vest forfeiture rate	0%
Weighted average share price	CAD$	2.45

During the quarter ended June 30, 2015, the Company has revised certain of its estimates relating to the vest period over which the stock based compensation expense for those units which vest upon the Company meeting certain market based performance targets is recognized. As a result of this revision, the Company has accelerated recognition of the expense for these units.  This revision contributed stock based compensation expense of $613,473 during the quarter.

For the three months ended June 30, 2015, the Company recognized $1,097,817 (2014 - $nil), in compensation expense in relation to the granting and vesting of share units. The Company also recognized $47,430 of compensation expense (2014 - $100,059) in relation to share options previously granted.

For the six months ended June 30, 2015, the Company recognized $1,292,901 (2014 - $nil), in compensation expense in relation to the granting and vesting of share units. The Company also recognized $195,038 of compensation expense (2014 - $211,277) in relation to share options previously granted.

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

9.              Share capital (continued):

(c)          Earnings per share:

The calculation of basic earnings per share for the three months ended June 30, 2015 and 2014 is as follows.

	Three months ended June 30
	2015			2014
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings (loss):

Earnings (loss) per common share:
Basic	$(677,690)	69,246,533	$(0.010)	$327,523	48,796,914	$0.007
Share options		—			506,006
Share units		—			—

Diluted	$(677,690)	69,246,533	$(0.010)	$327,523	49,302,920	$0.007

For the three months ended June 30, 2015, 3,255,311 options (2014 — 3,663,994) and 2,391,000 share units (2014 — nil) were excluded from the diluted weighted average number of common shares calculation as these instruments were anti-dilutive.

The calculation of basic earnings per share for the six months ended June 30, 2015 and 2014 is as follows.

	Six months ended June 30
	2015			2014
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings:

Earnings per common share:
Basic	$1,246,356	65,398,775	$0.019	$695,912	48,787,494	$0.014
Share options		2,747,190			478,756
Share units		391,000			—

Diluted	$1,246,356	68,536,965	$0.018	$695,912	49,266,250	$0.014

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

9.              Share capital (continued):

(c)          Earnings per share (continued):

For the six months ended June 30, 2015, 508,121 options (2014 — 3,691,245) and 2,000,000 share units (2014 — nil) were excluded from the diluted weighted average number of common shares calculation.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

10.       Net finance expense

Recognized in earnings in the three and six month periods ended June 30:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Finance income:
Foreign exchange (gain)	$—	$—	$(1,199,422)	$—
Total finance income	—	$—	$(1,199,422)	$—

Finance expense:
Interest and accretion expense on borrowings	$1,621,034	$—	$3,517,400	$—
Accretion expense on earn-out obligation	327,636	—	641,992	—
Amortization of deferred financing fees	202,296	—	404,592	—
Net change in fair value of financial liabilities at fair value through earnings	2,138,847	—	2,793,096	—
Foreign exchange loss	202,655	—
Total finance expense	$4,492,468	$—	$7,357,080	$—
Net finance expense	$4,492,468	$—	$6,157,658	$—

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

11.       Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable, and the Company’s earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt (note 8) and the earn-out obligation are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

•                 Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                 Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                 Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

11.  Financial instruments (continued):

The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identifiable assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

June 30, 2015

			Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$21,396,082	—	—	$21,396,082
Earn-out obligation	$8,900,258	—	—	$8,900,258

December 31, 2014

			Fair Value
	Carrying Value	Level 1	Level 2	Level 3
Financial liabilities
Notes payable	$27,005,493	—	—	$27,005,493
Earn-out obligation	$7,440,960	—	—	$7,440,960

The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note payable and the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under each arrangement and the use of a discount rate appropriate to the Company (14.67%).

During the quarter ended June 30, 2015, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of its Knight note and earn-out obligation to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows.  The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under these instruments.  These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note and an increase of $817,306 to the fair value of the earn-out obligation with the impact of the adjustments recorded through finance expense in the second quarter of 2015. During the first quarter of 2015, the Company recorded a fair value adjustment of $654,249 in relation to the Knight note.

The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the Knight note and earn-out obligation, in combination, by $426,713.    During the three and six months ended June 30, 2015, the Company recorded accretion expense of $1,143,506 and $2,556,018, respectively, in relation to these liabilities, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

	Notes Payable	Earn-out Obligation	Total
Balance as at January 1, 2015	$27,005,493	$7,440,960	$34,446,453
Repayment of principal and interest	(9,499,227)	—	(9,499,227)
Recorded in finance expense:
Accretion expense	1,914,026	641,992	2,556,018
Fair value adjustment	1,975,790	817,306	2,793,096
Balance as at June 30, 2015	$21,396,082	$8,900,258	$30,296,340

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

12.  Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location, in United States dollars, for the three and six months ended June 30, 2015 and 2014 are as follows:

	Three months ended		Six months ended
Revenue:	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Canada and other	$44,445	$28,253	$85,556	$66,613
United States	10,836,979	2,017,963	20,415,518	3,970,827
Total	$10,881,424	$2,046,216	$20,501,074	$4,037,440

The Company’s property and equipment, intangibles and other assets are located in the following geographic regions as at June 30, 2015 and December 31, 2014:

	2015	2014
Property and equipment:
Canada	$204,536	$129,864
United States	21,929	—
Total	$226,465	$129,864
Intangible assets:
Canada	$83,582	$100,767
United States	63,242,040	65,503,962
Total	$63,325,622	$65,604,729
Other assets:
Canada	$1,146,349	$1,550,940
United States	—	—
Total	$1,146,349	$1,550,940

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

12.  Segmented information (continued):

The Company operates in two industry segments, being the sale of medical products and the provision of anesthesia services.  The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three and six month periods ended June 30, 2015 and 2014.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within “Other” to allow for reconciliation to reported measures.

	Three months ended June 30, 2015
	Product sales	Anesthesia services	Other	Total
Revenue	$2,367,582	$8,513,842	$—	$10,881,424
Operating costs	1,061,816	4,930,673	1,735,037	7,727,526
Operating income	$1,305,766	$3,583,169	$(1,735,037)	$3,153,898

	Three months ended June 30, 2014
	Product sales	Anesthesia services	Other	Total
Revenue	$2,046,216	$—	$—	$2,046,216
Operating costs	939,806	—	605,163	1,544,969
Operating income	$1,106,410	$—	$(605,163)	$501,247

	Six months ended June 30, 2015
	Product sales	Anesthesia services	Other	Total
Revenue	$4,530,101	$15,970,973	$—	$20,501,074
Operating costs	2,102,153	9,319,756	2,605,609	14,027,518
Operating income	$2,427,948	$6,651,217	$(2,605,609)	$6,473,556

	Six months ended June 30, 2014
	Product sales	Anesthesia services	Other	Total
Revenue	$4,037,440	$—	$—	$4,037,440
Operating costs	1,844,709	—	1,129,160	2,973,869
Operating income	$2,192,731	$—	$(1,129,160)	$1,063,571

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2015 and 2014

13.  Subsequent event:

On July 14, 2015, the Company received notice of the closure, effective August 1, 2015, of one of the endoscopy centers to which the Company provides anesthesia services under an exclusive professional services agreement acquired on March 1, 2015 (note 4).  The value, at June 30, 2015, of the exclusive professional services agreement affected by this closure was $405,146.  As a result of the closure, the Company will record an impairment charge for the full value of the affected professional services agreement intangible in the third quarter of 2015.

The affected exclusive professional services agreement contributed revenues of $187,544 in the six months ended June 30, 2015 and net income before tax of $30,936

The Company is currently in the process of investigating avenues of recourse with respect to the closure and its impact on the exclusive professional services agreement acquired earlier in the year.